Free Writing Prospectus (To the Preliminary Prospectus Supplement dated March 9, 2010)	Filed pursuant to Rule 433 under the Securities Act Registration Statement No. 333-165368
$250,000,000 7 3/8% Senior Notes due 2020

Term Sheet
March 10, 2010

Issuers:	Suburban Propane Partners, L.P. and Suburban Energy Finance Corp.
Principal Amount:	$250,000,000, which represents an increase of $25,000,000 from the preliminary prospectus supplement
Title of Securities:	7 3/8% Senior Notes due 2020
Maturity:	March 15, 2020
Offering Price:	99.136%
Coupon	7.375%
Yield to Maturity:	7.500%
Interest Payment Dates:	March 15 and September 15, commencing September 15, 2010
Record Dates:	March 1 and September 1
Optional Redemption:	Make-whole call at T+ 50 bps at any time prior to March 15, 2015.
On or after March 15, 2015, at the prices set forth below beginning on March 15 of the years set forth below, plus accrued and unpaid interest:

Year	Price
2015	103.688%
2016	102.458%
2017	101.229%
2018 and thereafter	100.000%

Equity Clawback:	Up to 35% at 107.375% prior to March 15, 2013.
Joint Book-Running Managers:	Banc of America Securities LLC Goldman, Sachs & Co.

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Co-Managers:	RBS Securities Inc. Wells Fargo Securities, LLC
Trade Date:	March 10, 2010
Settlement Date:	March 23, 2010 (T+9)
Distribution:	Registered Offering
Net Proceeds:	We estimate that the net proceeds of this offering, after deducting underwriting discounts and commission and estimated offering expenses from the sale of the notes will be approximately $242.3 million.
CUSIP Number:	864486 AC9
ISIN Number:	US864486AC99
The issuers have filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the issuers or any underwriter will arrange to send you the prospectus if you request it by calling either of the Joint Book-Running Managers at the numbers below:

Banc of America Securities LLC	800-294-1322

Goldman, Sachs & Co.	866-471-2526
The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the Issuers and the Notes.
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.

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